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                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                     SCHEDULE 13D


                        Under the Securities Exchange Act of 1934
                               (Amendment No.         )*
                                              -------
                                 IVC Industries, Inc.
- -------------------------------------------------------------------------------
                                   (Name of lssuer)


                             Common Stock, $.01 Par Value
- -------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     45070M 10 1
- -------------------------------------------------------------------------------
                                    (CUSIP Number)
                E. Joseph Edell, Chairman and Chief Executive Officer
                                 500 Halls Mill Road
                              Freehold, New Jersey 07728

     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                    April 30, 1996
- -------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   45070M 10 1                                    Page 2 of 10 Pages

- --------------------------------------------------------------------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Andrew M. Pinkowski
- -------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]

                                                                        (b) [ ]

- -------------------------------------------------------------------------------

3)   SEC USE ONLY

- -------------------------------------------------------------------------------

4)   SOURCE OF FUNDS*

     00 (See Item 3)
- -------------------------------------------------------------------------------

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- -------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

- -------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
                      1,817,020 (See Item 5)
NUMBER OF
  SHARES       ----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
 OWNED BY
   EACH               0 (SEE ITEM 5)
REPORTING      ----------------------------------------------------------------
 PERSON        (9)  SOLE DISPOSITIVE POWER
  WITH                1,817,020 (See Item 5)
               ----------------------------------------------------------------
              (10)  SHARED DISPOSITIVE POWER
                      0 (See Item 5)
- -------------------------------------------------------------------------------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,817,020 (See Item 5)

- --------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]



- --------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.64%

- --------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON

        IN
- --------------------------------------------------------------------------------
                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                        2 of 7

                                  SCHEDULE 13D

CUSIP NO.   45070M 10 1                                    Page 3 of 10 Pages

- -------------------------------------------------------------------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Rita S. Pinkowski
- -------------------------------------------------------------------------------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]

                                                                        (b) [ ]

- -------------------------------------------------------------------------------

3)   SEC USE ONLY

- -------------------------------------------------------------------------------

4)   SOURCE OF FUNDS*

     00 (See Item 3)
- -------------------------------------------------------------------------------

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           [ ]

- -------------------------------------------------------------------------------

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

- -------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
                      1,013,118 (See Item 5)
 NUMBER OF
  SHARES       ----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
 OWNED BY            0 (See Item 5)
  EACH
REPORTING      ----------------------------------------------------------------
 PERSON        (9)  SOLE DISPOSITIVE POWER
  WITH                1,013,118 (See Item 5)
               ----------------------------------------------------------------
              (10)  SHARED DISPOSITIVE POWER
                      0 (See Item 5)
- -------------------------------------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,013,118 (See Item 5)

- -------------------------------------------------------------------------------

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]


- -------------------------------------------------------------------------------

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.93%

- -------------------------------------------------------------------------------

14)  TYPE OF REPORTING PERSON

        IN
- -------------------------------------------------------------------------------
                             *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                        3 of 7

Item 1.   Security and Issuer.
          -------------------

          This Schedule 13D relates to the Common Stock, $.01 par value per share, CUSIP Number 45070M 10 1 (the "Common Stock"), of IVC Industries, Inc., a
                                      ------------
Delaware corporation ("Issuer"), having its principal executive offices of
                       ------
500 Halls Mill Road, Freehold, New Jersey 07728.

Item 2.   Identity and Background.
          -----------------------

          This Schedule 13D is filed on behalf of Andrew M. Pinkowski and
Rita S. Pinkowski (collectively, the "Filing Persons").  The business addresses,
                                      --------------
present principal occupations and the principal addresses of their respective employers are as follows:

 Name                 Business Address        Principal Occupation
 ----                 ----------------        --------------------

 Andrew M. Pinkowski  c/o IVC Industries,     Director and
                      Inc.                    Vice Chairman
                      3580 N.E. Broadway      of Issuer
                      Portland, Oregon 97232

 Rita S. Pinkowski    c/o IVC Industries,     Administrative
                      Inc.                    Assistant
                      3580 N.E. Broadway
                      Portland, Oregon 97232

          Under the definition of "beneficial owner" ("Beneficial Owner
                                                       ----------------
Definition") provided in Rule 13d-3 promulgated under the Securities Exchange
- ----------
Act of 1934, as amended (the "Exchange Act"), each Filing Person, by virtue of
                              ------------
their spousal relationship to the other, may be deemed to beneficially own the shares of Common Stock owned by the other.

          Notwithstanding the immediately foregoing paragraph, each Filing Person hereby expressly declares that the filing on behalf of such Filing Person of this Schedule 13D shall not be construed as an admission that such Filing Person is, for the purposes of Section 13(d) and 13(g) of the Exchange Act, the beneficial owner of the securities of the other Filing Person covered by this
Schedule 13D.

          During the last five years, to the knowledge of the Filing Persons, neither of such Filing Persons has been convicted

                              Page 4 of 10 Pages
in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          The Filing Persons are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Filing Persons, shareholders in Hall Laboratories, Inc., an Oregon corporation ("Hall"), received the shares of Common Stock covered by this
              ----
Schedule 13D as a result of the merger of Hall with and into the Issuer with the Issuer as the surviving corporation, effective as of April 30, 1996 and pursuant to an Agreement and Plan of Merger, dated November 13, 1995, amended and restated as of February 13, 1996 (the "Merger Agreement"), between the Issuer,
                                       ----------------
Hall, each of the Filing Persons, Vicki Welsh Jones and The Amelia Welsh Jones Trust under a Trust Agreement dated 6/4/93.

Item 4.   Purpose of Transaction.
          ----------------------

          The Filing Persons have acquired their shares of Common Stock pursuant to the Merger Agreement.

          Neither Filing Person presently has any plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities, or disposition of securities, of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                              Page 5 of 10 Pages

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j)  Any similar action to any of those enumerated above.

          Each Filing Person intends to continually review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, each Filing Person will continue to consider various alternative courses of action and will in the future take such actions with respect to the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of the Common Stock, either in the open market or in privately negotiated transactions, or selling its shares of Common Stock, either in the open market or in privately negotiated transactions. The foregoing actions may be taken by each Filing Person alone or with other persons.

                              Page 6 of 10 Pages

Item 5.   Interest in Securities of The Issuer.
          ------------------------------------

          (a) The percentages of outstanding Common Stock reported in this Item 5(a) are based on the assumption that there are 17,078,742 shares of Common Stock outstanding, which number is inclusive of shares of Common Stock issued pursuant to the Merger Agreement and shares outstanding as reported by the Issuer in its Proxy Statement and Annual Report to Shareholders as filed with the Securities and Exchange Commission and mailed to shareholders on March 5, 1996.

          As of April 30, 1996, Andrew M. Pinkowski was the direct owner of 1,817,020 shares of Common Stock, which represents approximately 10.64% of the outstanding Common Stock of the Issuer. Under the Beneficial Ownership Definition, Andrew M. Pinkowski also is deemed beneficially to own the Common Stock held by Rita S. Pinkowski. Accordingly, Andrew M. Pinkowski is deemed the beneficial owner of the 1,817,020 shares of Common Stock he owns directly and the 1,013,118 shares of Common Stock which Rita S. Pinkowski owns directly. Accordingly, Andrew M. Pinkowski owns directly and beneficially 2,830,138 shares, or 16.57% of the outstanding Common Stock of the Issuer.

          As of April 30, 1996, Rita S. Pinkowski was the direct owner of 1,013,118 shares of Common Stock, which represents approximately 5.93% of the outstanding Common Stock of the Issuer. Under the Beneficial Ownership Definition, Rita S. Pinkowski also is deemed beneficially to own the Common Stock held by Andrew M. Pinkowski. Accordingly, Rita S. Pinkowski is deemed the beneficial owner of the 1,013,118 shares of Common Stock she owns directly and the 1,817,020 shares of Common Stock which Andrew M. Pinkowski owns directly. Accordingly, Rita S. Pinkowski owns directly and beneficially 2,830,138 shares, or 16.57% of the outstanding Common Stock of the Issuer.

          (b) Andrew M. Pinkowski has sole power to vote or to direct the vote and to dispose of or to direct the disposition with respect to the 1,817,020 shares of Common Stock owned by him.

          Rita S. Pinkowski has sole power to vote or to direct the vote and to dispose of or to direct the disposition with respect to the 1,013,118 shares of Common Stock owned by her.

                              Page 7 of 10 Pages

          (c) As described in the response to Item 3 of this Schedule 13D, Andrew M. Pinkowski and Rita S. Pinkowski received 1,817,020 and 1,013,118 shares, respectively, of Common Stock as consideration pursuant to the Merger Agreement.

          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Filing Persons covered by this Schedule 13D except for each Filing Person with respect to the securities directly owned by him or her, as the case may be.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
                                                             ------------------
          to Securities of the Issuer.
          ---------------------------------

          The Filing Persons have executed a Joint Reporting Agreement dated May 7, 1996, which is attached hereto as Exhibit 1 and incorporated herein by
                                         ---------
reference, pursuant to which they have agreed to file one joint statement on behalf of each of them with respect to the subject matter of this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The Filing Persons file as exhibits the following:

          Exhibit 1.  Joint Reporting Agreement between Andrew M. Pinkowski and
          ---------
Rita S. Pinkowski, dated May 7, 1996 (appears at page 10).

                              Page 8 of 10 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1996

                                   /s/ Andrew M. Pinkowski
                                   ------------------------------
                                   Andrew M. Pinkowski

                                   /s/ Rita S. Pinkowski
                                   ------------------------------
                                   Rita S. Pinkowski

                              Page 9 of 10 Pages